Writer’s Direct Dial: 414.277.5409
E-Mail: cwiener@quarles.com

November 14, 2007

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
100 F. Street NE
Washington, D.C. 20549
Mail Stop 7010

Attention:  Jennifer O’Brien

Re:        Delta Oil & Gas, Inc.
Item 4.01 Form 8-K Filed October 19, 2007
File No. 000-52001

We write on behalf of Delta Oil & Gas, Inc. (the “Company”) in response to Staff’s letter of October 26, 2007 by Jill S. Davis, Branch Chief, at the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced current report on Form 8-K filed October 19, 2007 (the “Comment Letter”).  On behalf of the Company, we are submitting this response to the Comment Letter.

The factual information provided herein relating to the Company has been made available to us by the Company.  Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

Item 4.01 Form 8-K Filed October 19, 2007

1.
ITEM 304(a)(1)(ii) OF REGULATION S-B REQUIRES A STATEMENT ABOUT WHETHER OR NOT THE ACCOUNTANT'S REPORT ON THE FINANCIAL STATEMENTS FOR EITHER OF THE PAST TWO YEARS CONTAINED AN ADVERSE OPINION OR A DISCLAIMER OF OPINION OR WAS QUALIFIED OR MODIFIED AS TO UNCERTAINTY, AUDIT SCOPE OR ACCOUNTING PRINCIPLES; AND A DESCRIPTION OF THE NATURE OF EACH SUCH ADVERSE OPINION, DISCLAIMER OF OPINION, MODIFICATION OR QUALIFICATION.  THIS WOULD INCLUDE DISCLOSURE OF UNCERTAINTY REGARDING THE ABILITY TO CONTINUE AS A GOING CONCERN IN THE ACCOUNTANT'S REPORT.  PLEASE AMEND

YOUR DISCLOSURE AS APPROPRIATE TO MAKE REFERENCE TO THE GOING CONCERN PARAGRAPH ISSUED BY YOUR FORMER ACCOUNTANTS IN THEIR REPORT DATED MARCH 23, 2007.

In response to this comment, the Company amended its disclosure in the last sentence of the second paragraph to include that the Former Accountant’s report included a going concern opinion.

2
WITH RESPECT TO DISCLOSURE SURROUNDING DISAGREEMENTS WITH YOUR FORMER ACCOUNTANTS, PLEASE EXPAND YOUR DISCLOSURE TO SPECIFICALLY STATE WHETHER DURING YOUR TWO MOST RECENT FISCAL YEARS AND ANY SUBSEQUENT INTERIM PERIOD THROUGH TO THE DATE OF RESIGNATION, THERE WERE ANY DISAGREEMENTS ON ANY MATTER OF ACCOUNTING PRINCIPLES OR PRACTICES, FINANCIAL STATEMENT DISCLOSURE, OR AUDITING SCOPE OR PROCEDURE, WHICH DISAGREEMENT(S), IF NOT RESOLVED TO THE SATISFACTION OF THE FORMER ACCOUNTANT, WOULD HAVE CAUSED IT TO MAKE REFERENCE TO THE SUBJECT MATTER OF THE DISAGREEMENT(S) IN CONNECTION WITH ITS REPORT, AS REQUIRED BY ITEM 304(a)(1)(iv) OF REGULATION S-B.

In response to this comment, the Company expanded its disclosure in the third paragraph as requested in this comment.

3.
WE NOTE YOUR REFERENCE TO "THE MATTERS DESCRIBED IN PARAGRAPHS (a)(1)(v)(A) THROUGH (D) OF ITEM 304 OF REGULATION S-K."  GIVEN YOUR FILING HISTORY AS A SMALL BUSINESS ISSUER, PLEASE REVIEW THE REQUIREMENTS UNDER REGULATION S-B AND REVISE YOUR DISCLOSURE AS NECESSARY OR OTHERWISE ADVISE.

In response to this amount, the Company revised its disclosure to include the appropriate reference to paragraphs (a)(1)(iv)(A) or (B) of item 304 of Regulation S-B.

4.
TO THE EXTENT THAT YOU MAKE CHANGES TO THE FORM 8-K TO COMPLY WITH OUR COMMENTS, PLEASE OBTAIN AND FILE AN UPDATED EXHIBIT 16 LETTER FROM THE FORMER ACCOUNTANT STATING WHETHER THE ACCOUNTANT AGREES WITH THE STATEMENTS MADE IN YOUR REVISED FORM 8-K.

In response to this comment, the Company obtained as filed with this revised 8-K an updated Exhibit 16 letter from the Former Accountant.

If you have any questions regarding this comment letter, please feel free to contact me at 414-277-5409.  Thank you.

Very truly yours,

QUARLES & BRADY LLP

/s/  Chad J. Wiener
Chad J. Wiener

CJW:llc